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VIA EDGAR AND FACSIMILE (202) 772-9213
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Pradip Bhaumik Attorney-Advisor, Division of Corporation Finance

Cecilia Blye Chief, Office of Global Security Risk

Barbara Jacobs Assistant Director, Division of Corporation Finance
Re:	Satyam Computer Services Limited (File No. 1-15190) Form 20-F for the Fiscal Year Ended March 31, 2008
Ladies and Gentlemen:
     We are counsel to Satyam Computer Services Limited, a company incorporated in the Republic of India (the “Company”).
     On behalf of the Company, set forth below are the Company’s responses to the Staff’s comment letter dated December 12, 2008. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
General
1.	We note your response to comment 1 of our November 12, 2008, letter. Please describe, if applicable, any business contacts that you reasonably anticipate in the foreseeable future with Cuba, Iran, Sudan and/or Syria.

1.	The Company respectfully submits that while the Company may enter into business arrangements with any of Cuba, Iran, Sudan or Syria from time to time, the Company has not entered into any such arrangement in the past two fiscal years and does not currently anticipate entering into any business arrangements in any of these countries in the foreseeable future.

December 29, 2008

LATHAM & WATKINS llp

2.	Please tell us, to the best of your knowledge, whether any products, equipment, components, technology, and/or services you have provided into Sudan or Syria have direct or indirect military applications and, if so, how you have addressed the dual use concerns raised by your provision of such items and/or services into those countries.

2.	The Company respectfully submits that, to the best of the Company’s knowledge, none of the services provided by the Company to its clients based in Sudan and Syria in the past five fiscal years have any direct or indirect military applications.

3.	We note your response to comment 2 of our November 13,2008, letter. Please explain further why you believe your business contacts with Sudan and Syria are qualitatively immaterial, in view of the investor sentiment evidenced by divestment or similar initiatives adopted or proposed with respect to companies that do business with U.S.-designated sponsors of terrorism.

3.	The Company respectfully submits that the sales to Sudan and Syria were insignificant to the Company’s operations, contributing less than 0.006% of the Company’s total revenue in the fiscal years when the sales were made. The Company did not conduct any business with Sudan or Syria in the past two fiscal years. In addition, the Company has not conducted any business in Cuba or Iran in the past five fiscal years. Given the de minimis nature of the amounts involved, the Company does not believe that these sales have constituted a material investment risk for the Company’s security holders, from either a quantitative or qualitative perspective.

The Company acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investments in companies which have dealings with state sponsors of terrorism. The Company confirms to the Staff that it has considered the relevance of such issues to the Company’s present and planned business activities in preparing its disclosure to investors. However, the Company reiterates that it firmly believes that such concerns are inapplicable to the Company.

The Company undertakes to disclose any future material sales into any of these countries in its future filings with the Securities and Exchange Commission.
* * * * *

December 29, 2008

LATHAM & WATKINS llp

     Please contact Michael W. Sturrock at (011) 65-6437 5412 or the undersigned at (011) 65-6437 5467 if you have any questions or require additional information concerning the foregoing.

Very truly yours,
/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

cc:	B. Rama Raju Managing Director and Chief Executive Officer Satyam Computer Services Limited Facsimile +(91-40) 2789-7769